Mail Stop 4561

July 8, 2008

Stacie K. Yamane
Chief Financial Officer
KBS Real Estate Investment Trust, Inc.
620 Newport Center Drive
Suite 1300
Newport Beach, CA 92660

>   **Re: KBS Real Estate Investment Trust, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2007**
>   **Filed March 31, 2008**
>   **Form 10-Q for Quarterly Period Ended**
>   **March 31, 2008**
>   **Filed May 15, 2008**
>   **File No. 000-52606**

Dear Ms. Yamane:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Commitments and Contingencies, page 40

1.   Please tell us why you have not disclosed the cash requirements for interest related to your long-term debt obligations. Please refer to footnote 46 in our Release 33-8350.

Financial Statements

Notes to Consolidated Financial Statements

3. Real Estate

Real Estate Acquisitions During the Year Ended December 31, 2007, page F-20

2.   Please tell us how you have complied with paragraphs 51e and 52a of SFAS 141.

Exhibits 31.1 and 31.2

3.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the phrase "an annual report" with "this report" in paragraph 4(d) and you have deleted the language "(or persons performing the equivalent functions)" from paragraph 5. Please revise your certifications in future filings to comply with the Exchange Act Rules.

Form 10-Q for the quarterly period ended March 31, 2008

Exhibits 31.1 and 31.2

4.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have deleted the language "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d). Please revise your certifications in future filings to comply with the Exchange Act Rules.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief